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                             March 24, 2021

       Ron Yekutiel
       Chairman and Chief Executive Officer
       Kaltura, Inc.
       250 Park Avenue South
       10th Floor
       New York, New York 10003

                                                        Re: Kaltura, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 23,
2021
                                                            File No. 333-253699

       Dear Mr. Yekutiel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Prospectus Summary, page 1

   1. Please provide a summary of the transactions with the Special Situations Investing Group
                                                        II, LLC, an affiliate
of Goldman Sachs & Co., in connection with this offering. In this regard, discuss the
terms of the GS Warrant, the conversion of the Series F
                                                        convertible preferred
stock, and certain cash payments that you will be required to make if the actual initial
public offering price is less than or equal to the midpoint of the price range. Further, tell us
whether you are required to have a qualified independent
                                                        underwrtier in
accordance with FINRA Rule 5121 as a result of these transactions.
 Ron Yekutiel
Kaltura, Inc.
March 24, 2021
Page 2

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at (202)
551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRon Yekutiel
                                                           Division of
Corporation Finance
Comapany NameKaltura, Inc.
                                                           Office of Technology
March 24, 2021 Page 2
cc:       Benjamin J. Cohen
FirstName LastName